Putnam OTC & Emerging Growth Fund

May 15, 2007 meeting

A proposal to approve a new management contract between the fund and Putnam Investment Management, LLC was approved as follows:

Votes for        Votes against         Abstentions
40,840,994         2,069,829            1,441,457


All tabulations are rounded to the nearest whole number.